SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 10)*


                           HASBRO, INC.
                         (Name of Issuer)


               Common Stock, par value $.50 per share
                  (Title of Class of Securities)

                           418 056 107
                          (CUSIP Number)

                    Peter R. Haje, Esq., General Counsel
                    Time Warner Inc.
                    75 Rockefeller Plaza
                                   New York, New York 10019   (212) 484-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                      October 10, 1996
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).
                                     SCHEDULE 13D


CUSIP No. 418 056 107
Page  2   of   22  Pages


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  TIME WARNER INC.
  IRS. No.: 13-3527249


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    a/   /
                                                                       b/   /



3 SEC USE ONLY




4 SOURCE OF FUNDS*

  NOT APPLICABLE (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                       /   /



6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7 SOLE VOTING POWER




  8 SHARED VOTING POWER

    12,057,561



  9 SOLE DISPOSITIVE POWER




 10 SHARED DISPOSITIVE POWER

    12,057,561


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

    12,057,561


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
    (11) EXCLUDES CERTAIN SHARES*                               /    /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 14.0%


14  TYPE OF REPORTING PERSON*
    CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D


CUSIP No.  418 056 107   7
Page  3   of   22   Pages


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  TIME WARNER COMPANIES, INC.
  IRS No.: 13-1388520


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             a/   /
                                                                b/   /



3 SEC USE ONLY




4 SOURCE OF FUNDS*

  NOT APPLICABLE


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              /   /
  PURSUANT TO ITEMS 2(d) or 2(e)



6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7 SOLE VOTING POWER




  8 SHARED VOTING POWER

    12,057,561



  9 SOLE DISPOSITIVE POWER




 10 SHARED DISPOSITIVE POWER

    12,057,561


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    12,057,561


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
   (11) EXCLUDES CERTAIN SHARES*                      / /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 14.0%


14 TYPE OF REPORTING PERSON*
   CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D


CUSIP No.  418 056 107
Page 4   of   22   Pages


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  WARNER COMMUNICATIONS INC.
  IRS No.: 13-2696809


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 a/ /
                                                                    b/ /



3 SEC USE ONLY




4 SOURCE OF FUNDS*

  NOT APPLICABLE


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          / /
  PURSUANT TO ITEMS 2(d) or 2(e)



6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7  SOLE VOTING POWER




  8  SHARED VOTING POWER

     12,057,561



  9  SOLE DISPOSITIVE POWER




 10 SHARED DISPOSITIVE POWER

    12,057,561


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    12,057,561


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
   (11) EXCLUDES CERTAIN SHARES*                      / /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 14.0%


14 TYPE OF REPORTING PERSON*
   CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D


CUSIP No.  418 056 107
Page   5   of   22   Pages


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  TWI VENTURES LTD.
  IRS No.: 51-0342126


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              a/   /
                                                                 b/   /



3 SEC USE ONLY




4 SOURCE OF FUNDS*

  NOT APPLICABLE


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                /   /
  PURSUANT TO ITEMS 2(d) or 2(e)



6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7 SOLE VOTING POWER




  8 SHARED VOTING POWER

    12,057,561



  9 SOLE DISPOSITIVE POWER




 10 SHARED DISPOSITIVE POWER

    12,057,561


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    12,057,561


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
   (11) EXCLUDES CERTAIN SHARES*                  /   /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 14.0%


14 TYPE OF REPORTING PERSON*
   CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          Time Warner Inc., a Delaware corporation ("New Time Warner"), Time Warner Companies, Inc., a Delaware corporation ("Time Warner"), Warner Communications Inc., a Delaware corporation ("WCI") and TWI Ventures Ltd., a Delaware corporation ("TWI Ltd.") (collectively, the "Reporting Persons"), hereby amend and supplement the Amended and Restated Statement on Schedule 13D, relating to the Hasbro Common Stock dated June 22, 1994, as filed with the Securities and Exchange Commission on June 24, 1994 by the Reporting Persons, as amended by Amendment No. 9 dated August 15, 1995 (the
"Statement").   As provided in the Joint Filing Agreement filed as an Exhibit hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, to file one statement with respect to their ownership of Hasbro Common Stock.
          This amendment to the Statement is being filed solely to reflect the combination (the "Holding Company Transaction") on October 10, 1996 of Time Warner and Turner Broadcasting System, Inc. ("TBS"), in connection with which (1) each of Time Warner and TBS became a wholly owned subsidiary of a new holding company now named Time Warner Inc. ("New Time Warner"), (2) Time Warner changed its name to Time Warner Companies, Inc. and (3) New Time Warner became the ultimate beneficial owner of the Hasbro Common Stock held of record by TWI Ltd.
          Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to them in the Statement.

Item 2.   Identity and Background
          The response to Item 2 of the Statement is hereby amended to read in its entirety as follows:
          "This Statement is being filed by Time Warner Inc. ("New Time Warner"), a Delaware corporation, having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019, Time Warner Companies, Inc. ("Time Warner"), a Delaware corporation having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019, Warner Communications Inc. ("WCI"), a Delaware corporation, having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019, and TWI Ventures Ltd. ("TWI Ltd."), a Delaware corporation, having its principal office at 3514 Silverside
Road, Suite 11, Wilmington, DE 19810.   Time Warner is a direct wholly-owned
subsidiary of New Time Warner, WCI is a direct wholly-owned subsidiary of Time Warner and TWI Ltd. is a direct wholly-owned subsidiary of WCI.
          New Time Warner is a holding company engaged in the media and entertainment business. Its businesses are carried on in four fundamental areas: Entertainment, consisting principally of interests in recorded music and music publishing, filmed entertainment, broadcasting and theme parks; Cable Networks, consisting principally of interests in cable television programming; Publishing, consisting principally of interests in magazine publishing, book publishing and direct marketing; and Cable, consisting principally of interests in cable television systems. Substantially all of New Time Warner's interests in filmed entertainment, broadcasting, theme parks, most of its interests in cable television systems and a substantial portion of its interests in cable television programming are held through Time Warner Entertainment Company, L.P. ("TWE"), a Delaware limited partnership in which New Time Warner has a majority interest.
          Time Warner is a holding company with the same interests in magazine and book publishing, recorded music and music publishing, filmed entertainment, cable systems and cable networks as New Time Warner, except that it does not have an ownership interest in the businesses conducted by TBS. The business of WCI (other than its interest in TWE) primarily consists of substantially all of the recorded music and music publishing businesses of Time Warner conducted under the umbrella name of Warner Music Group. TWI Ltd. Is a subsidiary of WCI and holds a portfolio of investments.
          The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Persons is set forth in Annexes A, B, C and D hereto and is incorporated herein by reference.
          None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Annexes A, B, C or D hereto has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such corporation or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
          Each of the persons listed in Annexes A, B, C and D hereto is a United States citizen."
Item 3.   Source and Amount of Funds or Other Consideration.
          The response to Item 3 of the Statement is hereby amended by adding paragraphs seven and eight to read in their entirety as follows:
          "On October 10, 1996, the Holding Company Transaction was consummated pursuant to an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") dated as of September 22, 1995, as amended, between Time Warner, New Time Warner, Time Warner Acquisition Corp., formerly a Delaware corporation and a wholly owned subsidiary of New Time Warner ("Delaware Sub"), TW Acquisition Corp., formerly a Georgia corporation and a wholly owned subsidiary of New Time Warner ("Georgia Sub"), and TBS, whereby among other things: (a) Delaware Sub was merged into Time Warner, (b) each outstanding share of Common Stock, par value $1.00 per share, of Time Warner, other than shares held directly or indirectly by Time Warner, was converted into one share of Common Stock, par value $.01 per share, of New Time Warner,
(c) Georgia Sub was merged into TBS, (d) the outstanding capital stock of TBS, other than shares held directly or indirectly by Time Warner or New Time Warner or in the treasury of TBS, was converted into the right to receive New Time Warner's Common Stock, (e) each of Time Warner and TBS became a wholly owned subsidiary of New Time Warner and (f) New Time Warner was renamed "Time Warner Inc."
          As a result of the Holding Company Transaction, New Time Warner became the ultimate beneficial owner of the Hasbro Common Stock."
Item 4.   Purpose of Transaction.
          The response to Item 4 of the Statement is hereby amended by deleting paragraph seven and adding paragraphs seven and eight to read in their entirety as follows:
          "As described in Item 3 above, New Time Warner became the ultimate beneficial owner of the Hasbro Common Stock as a result of the consummation of the Holding Company Transaction.
          Other than as described above, none of New Time Warner, Time
Warner, WCI or TWI Ltd. has any current plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of Hasbro;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Hasbro or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Hasbro or any of its subsidiaries;
(iv) any change in the present board of directors or management of Hasbro, including any current plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of Hasbro; (v) any material change in the present capitalization or dividend policy of Hasbro; (vi) any other material change in Hasbro's business or corporate structure; (vii) changes in Hasbro's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Hasbro by any person; (viii) causing a class of securities of Hasbro to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of Hasbro to become eligible for termination of registration pursuant to
Section 12(g) (4) of the Securities Exchange Act of 1934, as amended; or
(x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence."
Item 5.   Interest in Securities of the Issuer.
          Paragraphs eight through ten of Item 5 of the Statement are hereby amended to read in their entirety as follows:
          "According to Hasbro's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, there were outstanding as of August 9, 1996, 86,323,230 shares of Hasbro Common Stock. The 12,057,561 shares of Hasbro Common Stock held by TWI Ltd. and beneficially owned by New Time Warner, Time Warner and WCI constitute approximately 14.0% of the outstanding Hasbro Common Stock.
          New Time Warner, Time Warner, WCI and TWI Ltd. have shared power to vote and dispose of the 12,057,561 shares of Hasbro Common Stock registered in the name of TWI Ltd. and owned beneficially by New Time Warner, Time Warner and WCI.
          Except as described herein, none of New Time Warner, Time Warner, WCI or TWI Ltd. is aware of any beneficial ownership of, or any transaction within 60 days before the filing of this Statement in, any shares of Hasbro Common Stock by New Time Warner, Time Warner, WCI, TWI Ltd. or any person listed in Annexes A, B, C, or D hereto."
Item 7.   Material to be filed as Exhibits.
          Item 7 of the Statement is hereby amended to include Exhibit Q to read in its entirety as follows:

          Exhibit Q Joint Filing Agreement among Time Warner Inc., Time
                    Warner Companies, Inc., Warner Communications Inc. and TWI Ventures Ltd.

                                SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 1996
                                   TIME WARNER INC.

                                   BY: /s/ Thomas W. McEnerney
                                       Name: Thomas W. McEnerney
                                       Title: Vice President


                                   TIME WARNER COMPANIES INC.


                                   BY: /s/ Thomas W. McEnerney
                                         Name: Thomas W. McEnerney
                                         Title: Vice President

                                   WARNER COMMUNICATIONS INC.


                                   BY: /s/ Thomas W. McEnerney
                                       Name: Thomas W. McEnerney
                                       Title: Vice President

                                  TWI VENTURES LTD.


                                   BY: /s/ Spencer B. Hays
                                      Name:  Spencer B. Hays
                                      Title: Vice President

                                                               EXHIBIT Q


                      JOINT FILING AGREEMENT

          Time Warner Inc., Time Warner Companies, Inc., Warner
Communications Inc. and TWI Ventures Ltd., each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, that Amendment No. 10 to the Statement on Schedule 13D filed herewith, and any amendments thereto, relating to the shares of Common Stock, par value $.50 per share, of Hasbro, Inc., is, and will be, filed jointly on behalf of each such person.

Dated: October 21, 1996                 TIME WARNER INC.



                                   BY: /s/ Thomas W. McEnerney
                                         Name: Thomas W. McEnerney
                                         Title: Vice President

                                   TIME WARNER COMPANIES, INC.

                                   BY: /s/ Thomas W. McEnerney
                                         Name: Thomas W. McEnerney
                                         Title: Vice President

                                   WARNER COMMUNICATIONS INC.

                                   BY: /S/ Thomas W. McEnerney
                                         Name: Thomas W. McEnerney
                                         Title: Vice President

                                   TWI VENTURES LTD.

                                   BY: /S/ Spencer B. Hays
                                         Name:  Spencer B. Hays
                                         Title: Vice President

                                       ANNEX A

     The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Time Warner, each person is a citizen of the United States of America.

                                        Principal Occupation or
Name                Office              Employment and Address

Merv Adelson        Director               Chairman, East-West
                                           Capital Associates
                                           10100 Santa Monica Blvd.
                                           Los Angeles, CA  90067
                                           (private investment
                                            company)

Timothy A.               Senior Vice       Senior Vice President,
Boggs                    President         Time Warner
                                           800 Connecticut Ave.,
                                           NW, Suite 800
                                           Washington, DC 20006

Richard J.               Senior Vice       Senior Vice President
Bressler                 President and     and Chief Financial
                         Chief Financial   Officer, Time Warner*
                         Officer

Lawrence B.              Director          Partner,
Buttenwieser                               Rosenman & Colin
                                           575 Madison Avenue
                                           New York, NY  10022
                                           (attorney)











*The business address of Time Warner, Old Time Warner and WCI is 75 Rockefeller Plaza, New York, NY 10019

                                        Principal Occupation or
Name                Office              Employment and Address

Beverly Sills       Director            Chairman-Lincoln Center
Greenough                               for the Performing Arts
                                        211 Central Park West
                                        New York, NY 10024
                                        (entertainment)

Peter R. Haje       Executive Vice      Executive Vice
                    President,          President, Secretary
                    Secretary and       and General Counsel,
                    General Counsel     Time Warner*

Carla A. Hills      Director            Chairman and Chief
                                        Executive Officer
                                        Hills & Company
                                        1200 19th Street, NW
                                        Washington, DC 20036
                                        (international trade
                                         consultants)

Tod R. Hullin       Senior Vice         Senior Vice President,
                    President           Time Warner*

David T. Kearns          Director       Retired Chairman and Chief
                                        Executive Officer of Xerox Corporation
                                        100 First Stamford Place
                                        Stamford, CT 06904-2340
                                        (business equipment)

Gerald M. Levin          Director,       Chairman and Chief
                         Chairman and    Executive Officer,
                         Chief Executive Time Warner*
                         Officer

Philip R.           Senior Vice          Senior Vice President,
Lochner, Jr.        President            Time Warner*




*The business address of Time Warner, Old Time Warner and WCI is
75 Rockefeller Plaza, New York, NY 10019


                                             Principal Occupation or
Name                Office                   Employment and Address

Reuben Mark         Director                 Chairman and Chief
                                             Executive Officer
                                             Colgate-Palmolive
                                             Company
                                             300 Park Avenue
                                             New York, NY 10022
                                            (consumer products)

Michael A. Miles         Director            Former Chairman and
                                             Chief Executive Officer
                                             of Philip Morris
                                             Companies Inc., Director
                                             of Sears Roebuck & Co.,
                                             Dean Witter, Discover & Co.
                                             Three Lakes Drive
                                             Northfield, IL 60093

J. Richard               Director            Advisor to and Former Co-
Munro                                        Chairman and Co-CEO, Time Warner
                                             300 First Stamford Place
                                             Stamford, CT 06902

Richard D.               Director            Director and President,
Parsons                  and President       Time Warner*


Donald S.                Director            Director of Various
Perkins                                      Companies
                                             21 South Clark St.
                                             Suite 2530
                                             One First National Plaza
                                             Chicago, IL  60603




*The business address of Time Warner, Old Time Warner and WCI is
75 Rockefeller Plaza, New York, NY 10019

                                             Principal Occupation or
Name                     Office              Employment and Address

Robert E.                Director and        Vice Chairman of Time
Turner                   Vice Chairman       Warner*, Chairman and
                                             President of TBS
                                             One CNN Center
                                             Atlanta, GA 30303

Raymond S.               Director            Financial Consultant and
Troubh                                       Director of Various
                                               Companies
                                             10 Rockefeller Plaza
                                             New York, NY  10020
                                            (financial consultant)

Francis T.               Director            Chairman of
Vincent, Jr.                                 Vincent Enterprises
                                             (private investor),
                                             and Director of Various
                                             Companies
                                             300 First Stamford Place
                                             Stamford, CT 06902













*The business address of Time Warner, Old Time Warner and WCI is 75 Rockefeller Plaza, New York, NY 10019
                                   ANNEX B


     The following is a list of the directors and executive officers of Time Warner Companies, Inc. ("Old Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Old Time Warner, each person is a citizen of the United States of America.

                                                  Principal Occupation or
Name                     Office                   Employment and Address

Richard J.               Director and             Senior Vice President
Bressler                 Senior Vice              and Chief Financial
                         President and            Officer, Time Warner*
                         Chief Financial
                         Officer

Peter R. Haje            Director and             Executive Vice
                         Executive Vice           President, Secretary
                         President, Secretary          and General Counsel,
                         and General Counsel      Time Warner*

Tod R. Hullin            Director and             Senior Vice President,
                         Senior Vice                   Time Warner*
                         President

Gerald M.                Chairman and Chief       Chairman and Chief
Levin                    Executive Officer        Executive Officer,
                                                  Time Warner*

Timothy A. Boggs         Senior Vice              Senior Vice President,
                         President                Time Warner
                                                  800 Connecticut Avenue, N.W.
                                                  Suite 800
                                                  Washington, D.C.  20006

Philip R.                Senior Vice              Senior Vice President,
Lochner Jr.              President                Time Warner*

Richard D.               President                President,
Parsons                                           Time Warner*



*The business address of Time Warner, Old Time Warner and WCI is 75 Rockefeller Plaza, New York, NY 10019
                                   ANNEX C


     The following is a list of the directors and executive officers of Warner Communications Inc. ("WCI"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of WCI, each person is a citizen of the United States of America.

                                                  Principal Occupation or
Name                     Office                   Employment and Address

Richard J.               Director and             Senior Vice President
Bressler                 Senior Vice              and Chief Financial
                         President and                 Officer, Time Warner*
                         Chief Financial
                         Officer

Peter R. Haje            Director and             Executive Vice
                         Executive Vice           President, Secretary
                         President                and General Counsel,
                                                  Time Warner*

Tod R. Hullin            Director and             Senior Vice President,
                         Senior Vice                   Time Warner*
                         President

Gerald M.                Chairman and Chief       Chairman and Chief
Levin                    Executive Officer        Executive Officer,
                                                  Time Warner*

Philip R.                Senior Vice              Senior Vice President,
Lochner Jr.              President                Time Warner*

Richard D.               Director                 President,
Parsons                  and Office of            Time Warner*
                         the President


*The business address of Time Warner, Old Time Warner and WCI is 75 Rockefeller Plaza, New York, NY 10019
                                   ANNEX D


The following is a list of the directors and executive officers of TWI Ventures Ltd ("TWI Ltd"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of TWI Ltd, each person is a citizen of the United States of America.

                                                  Principal Occupation or
Name                     Office                   Employment and Address

Richard J.               Director and             Senior Vice President
Bressler                 President                and Chief Financial
                                                  Officer, Time Warner*

Spencer B. Hays          Director and             Vice President
                         Vice President           and Deputy
                                                  General Counsel, Time Warner*

Stephen Kapner           Director, Vice           Assistant Treasurer,
                         President and            Time Warner*
                         Treasurer

Margaret Pulgini         Director,                Assistant Vice President
                         Vice President           Wilmington Trust Co.
                         And Secretary            Rodney Square North
                                                  Wilmington, DE 19801

James Tamucci            Director,                Tax Executive Director
                         Vice President and       Time Warner
                         and Treasurer            1271 Avenue of the Americas
                                                  New York, NY 10020



*The business address of Time Warner, Old Time Warner and WCI is 75 Rockefeller Plaza, New York, NY 10019